WOODSIDE HOMES, INC.

460 WEST 50 NORTH, SUITE 205
SALT LAKE CITY, UT  84101

December 1, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Woodside Homes, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-197022

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Woodside Homes, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registrant requests the withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time. The Registrant confirms that the Registration Statement has not been declared effective and no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Deborah Conrad, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant at (213) 892-4671.

Sincerely,

WOODSIDE HOMES, INC.

By:	/s/ Joel Shine
Name:	Joel Shine
Title:	Chief Executive Officer

cc:	Deborah Conrad, Esq.
Milbank, Tweed, Hadley & McCloy LLP